

June 6, 2012

Via E-mail
Christine A. Tsingos
Chief Financial Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California 94547

> **Re:** **Bio-Rad Laboratories, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the quarterly period ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-07928**

Dear Ms. Tsingos:

    We have reviewed your response letter dated May 25, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2012

Note 1. Basis of presentation and use of estimates, page 7

Correction of Immaterial Errors Related to Prior Periods, page 7

1. We reference the correction of errors related to years 2007 through 2011 recorded in the quarterly period ended March 31, 2012. While we note that the errors were immaterial to the originating periods, the correction of the error appears material to the three months ended March 31, 2012. Please provide us with your analysis under SAB No. 108 that considers both qualitative factors and quantitative factors using both the rollover and iron curtain approaches. We note that under SAB No. 108 if the misstatement that exists after recording the adjustment in the current year financial statements is material

(considering qualitative and quantitative factors), the prior year financial statements should be corrected even though the revision previously was and continues to be immaterial to those financial statements.

2. As a related matter, please explain in further detail the nature of the errors and why the errors primarily impacted cost of goods sold and interest expense. In addition, please reconcile the dollar amounts of the three errors identified in the first two paragraphs on page 7 to the correcting amounts recorded in the first quarter of 2012 as disclosed on page 8.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact me at Martin James, Senior Assistant Chief Accountant, (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Sanford Wadler (via E-mail)